Exhibit 1

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COMMONWEALTH BANK 2004 FULL YEAR RESULTS

11 August 2004

•	Statutory NPAT up 28%

•	Cash NPAT up 4.5%

•	Underlying NPAT up 15%, in line with 1st half outlook

•	Dividends per share up 19%

•	Which new Bank program achieves Year 1 targets

	30 June		Comparison to 30
Highlights	2004		June 2003
Contributions to profit:
Banking	$2,675m		Up 13%
Funds Management	$274 m		Up 18%
Insurance	$129m		Up 98%

Net profit after tax (underlying basis)	$3,078m		Up 15%

Shareholder investment returns (after tax)	$152m		Up >100%
Initiatives including Which new Bank (after tax)	$(535m	)	Up >100%

Net profit after tax (cash basis)	$2,695m		Up 45%

Appraisal value uplift} Non-Cash Items	$201m		Up >100%
Goodwill amortisation}	$(324m	)	Up 1%

Net profit after tax (statutory basis)	$2,572m		Up 28%

	30 June	Comparison to 30
Key Shareholder Ratios	2004	June 2003
Earnings per share (cash basis)	$2.07	Up 2%
Return on equity (cash basis)	13.2%	Down 10 points
Final dividend payable 24 September 2004 (fully franked)	$1.04	Up 22%
Dividends per share (full year, fully franked)	$1.83	Up 19%
Dividend payout ratio (full year, cash basis)	89.1%	—

	30 June	Comparison to 30
Other Performance Indicators	2004	June 2003
Total lending assets (net of securitisation)	$206bn	Up 18%
Total assets held and funds under administration	$393bn	Up 15%
Banking expense to income (underlying)	50.8%	2.3% improvement
Insurance expense to average inforce premiums (underlying)	46.1%	8.5% improvement
Funds management expense to average funds under administration (underlying)	0.76%	8.4% improvement

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Results overview

The Commonwealth Bank declared another record dividend on the back of a good result across all businesses. Statutory net profit after tax for the full year ended 30 June 2004 was $2,572 million, an increase of 28%. On a cash basis, net profit after tax was $2,695 million, an increase of 4.5% on the prior year. This increase was achieved after expensing against profit the investment spend of $535 million (after tax) on the Which new Bank program.

Strong operating performances were recorded across the group, with the Bank’s underlying cash net profit after tax increasing by 15% to $3,078 million for the year.

On a cash basis, earnings per share was $2.07, an increase of 2% on the prior year. Directors declared a final dividend of $1.04 per share fully franked, bringing the full year dividend to $1.83 per share. This represents a record dividend.

Chief Executive Officer, David Murray said, “The results for 2004 are very good. There has been solid growth in the underlying profit as a result of significant business progress, good margin management and productivity improvements in banking, funds management and insurance. The profit increase exceeded the substantial investment of $535 million after tax committed to the Which new Bank program during the period.”

Mr Murray said, “We have honoured the commitment we made to shareholders by adding back the investment in Which new Bank before determining the dividends for 2004. The full year dividend of $1.83 represents an increase of 29 cents (or 19%) on the prior year, the largest increase ever for the Bank. The dividend payout ratio is 89.1% (73.9% with Which new Bank costs added back). The dividend level confirms the underlying momentum in the Bank’s businesses and indicates a growing confidence in our progress”.

“This is a good result for customers, staff and shareholders. The majority of the Bank’s staff have benefited over the years from the Employee Share Acquisition program, which allocates up to $1,000 worth of shares tax free each year. As a result they, together with our other shareholders, will be receiving a substantial dividend payment this year. As to the significance of this result for customers, they can look forward to getting better service from more engaged people in a financially stronger bank,” Mr Murray said.

Operational Performance

Banking

In commenting on the Banking result, Mr Murray said the 13% increase in underlying profit after tax to $2,675 million was the result of continued growth of the Australian and NZ lending operations, partly offset by an anticipated contraction in the net interest margin, which was mainly driven by non-pricing factors.

Total lending assets (net of securitisation) increased by 18% to $206 billion, reflecting 20% and 35% increases in Australian and New Zealand home lending balances respectively and a 13% improvement in institutional and business lending balances. Growth in the portfolio was achieved without compromising asset quality, which further strengthened during the year. Bad and doubtful debts expense reduced by 10% to $276 million, reflecting the quality of the book and the mix of business. Banking productivity improved by 2.3%, with the underlying expense-to-income ratio reducing to 50.8%.

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Funds Management

Strong investment markets led to improved performance in the Funds Management business for the year, with underlying profit after tax increasing by 18% to $274m. Total funds under administration increased by 11% to $110 billion, led higher by strong investment income, improved international inflows and the growth in FirstChoice funds to more than $7 billion.

Despite a very competitive environment, gross product margins were stable during the year. A tight focus on cost control also led to an 8.4% improvement in productivity.

Insurance

The Insurance business achieved significant profit growth during the year, performing strongly across all regions. Underlying profit after tax was $129 million, an increase of 98% over the prior year. Key drivers of the result included an 8% growth in annual in-force premiums and an improved claims experience. Improved efficiencies allowed the business to keep non-volume related expenses at last year’s levels. As a result, underlying productivity improved by 8.5%.

Which new Bank

The Bank has made further progress with the Which new Bank service transformation, meeting all critical project milestones set for the year. Net benefits realised in 2004 of $237 million exceeded the forecast to the market of $200 million.

Investment spend on the program of $634 million was within the planned expenditure of $660 million, with a higher than planned proportion of investment expensed directly against profits during the year.

Market shares across key lines of business were broadly stable.

Examples of progress achieved under Which new Bank during the year include:

•	Refurbishment of 125 branches.

•	Training of more than 13,000 staff in service and sales management, resulting in a strong uptrend in cross-sales ratios in the retail network.

•	Creation of a Centre for Adviser Development for financial planners.

•	Design and introduction of a new performance culture program that promotes learning, values and team work with a focus on business outcomes.

•	Implementation of world class processing principles in several operations areas, which have yielded improvements of 30 to 70% in turnaround times.

•	Completion of all critical decision making regarding the introduction of the new integrated customer service system (CommSee), with implementation across all Australian operations during 2005.

Mr Murray said, “I am pleased that measurable progress has been made in all the key customer, people and process initiatives that are fundamental to this stage of the program. Our peoples’ willingness to change, their enthusiasm for the task ahead and their service commitment to our customers are the main drivers of this progress.”

“However, we are not becoming complacent. 2004/2005 is an important year, focused on delivering some core components of the program, and as we do so, the service experience of our customers will improve. From the front line to the executive ranks, there is strong team work and a single focus on delivering on our Which new Bank customer service vision,” Mr Murray noted.

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Outlook

The Global economy has improved noticeably, with an expectation of monetary tightening across the major economies in the near term. The Australian economy continues to perform well although growth in domestic spending has slowed as the construction sector loses some momentum.

Consumer confidence is high while job security concerns are low and personal incomes are rising. Businesses should continue to benefit from sustained capital spending. High levels of spending on infrastructure are underway. The consequences of the housing slowdown remains a key domestic issue, although the effects so far have been muted.

Subject to market conditions being maintained, the Bank is targeting:

•	Growth in cash EPS exceeding 10% compound annual growth rate (CAGR) over the three year period to 30 June 2006, which is expected to be ahead of industry growth;

•	Improvement in productivity between 4-6% CAGR over this period; and

•	Growth in profitable market share across major product lines.

Having regard to the factors considered in determining the dividend as set out in the Profit Announcement, and subject to no significant change in the Bank’s strategy and operating environment, the ratio of dividends to cash earnings is expected to be maintained at around the current level (i.e. the ratio with Which new Bank costs added back). The Bank expects that the impact of expenses related to Which new Bank will be significantly lower going forward, and benefits will continue to increase. Accordingly, cash earnings should be significantly higher and we expect to increase the dividend per share each year.

The Which new Bank program remains on track to meet the target benefits announced in September 2003. During 2005, the Bank will focus on the execution of several large projects, including CommSee. Together with a continued focus on performance culture, these changes will significantly enhance the Bank’s ability to improve customer service.

Mr Murray added: “We will help our customers manage their continuously evolving financial needs through our determination to be new and different and our decisive action. The Which new Bank program has put us in a much better position going forward.”

“We are where we need to be in anticipation of an important year in the reinvention of the Bank, which is designed to set us apart from others. These results demonstrate our ability to execute well and give us additional enthusiasm for the next phase of Which new Bank,” he concluded.

ENDS

For further information, please contact:
Bryan Fitzgerald
Group Corporate Relations
(02) 9378 2663

[2]	‘Cash basis’ is defined as net profit after tax and before goodwill amortisation, insurance and funds management appraisal value uplift/(reduction). The difference between the cash and statutory results for the full year reflects goodwill amortisation of $324 million and an appraisal value uplift of $201 million, both of which are non-cash items.

[3]	Underlying cash profit provides a gauge of business operating performance as it excludes the after tax impact of shareholder investment returns (2004: $152m) and the cost of initiatives, including Which new Bank (2004: $535m).

[4]	The income for General Insurance has been reallocated from Banking to the Insurance segment and the income from the Bank’s financial planners has been reallocated from Banking to Funds Management. Prior year numbers and ratios have been restated to reflect this change.